1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

May 8, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:                    Ms. Lauren Hamilton

Re:                             Bain Capital Specialty Finance, Inc. (the “Company”)

File No. 333-237460

Dear Ms. Hamilton:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on May 8, 2020 with respect to Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed on Form N-2 (the “Registration Statement”) on May 5, 2020.  On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter. The below responses will be reflected in the final prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended, as applicable. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

1.                                      Comment: Please revise the fees and expenses table to reflect the impact of the Company’s net asset value as of March 31, 2020 and explain supplementally whether the Company believes the fees and expenses table has been appropriately calculated.

Response: The disclosure in the “Other expenses” line item has been revised accordingly. The Company hereby confirms that all other line items currently disclosed in the table are reflective of the Company’s net asset value as of March 31, 2020 and that it believes the figures in the fees and expenses table have been appropriately calculated, including interest payments on borrowed funds.

2.                                      Comment: Please revise the expense example under the “Fees and Expenses” section to reflect the impact of the Company’s net asset value as of March 31, 2020 and explain supplementally whether stockholder transaction expenses have been incorporated in the expense example calculations.

Response: The disclosure has been revised accordingly. The Company hereby confirms that stockholder transaction expenses have been appropriately incorporated in the expense example calculations.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz